UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NQ Mobile, Inc.

(Name of Issuer)

Class A common shares par value $0.0001 per share, represented by American Depositary Shares;

each American Depositary Share represents five Class A common shares

(Title of Class of Securities)

G6429X 100**

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	CUSIP number G6429X 100 is assigned to the Class A common shares of the Issuer (as defined below). CUSIP number 64118U 108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NQ.” Each American Depositary Share represents five Class A common shares.

CUSIP No. G6429X 100

1	Names of reporting persons RPL Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 50,352,941 common shares(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 50,352,941 common shares(1)
9	Aggregate amount beneficially owned by each reporting person 50,352,941 common shares(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 10.6% (2)(assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
12	Type of reporting person CO

(1)	Represent 50,352,941 Class B common shares held by the reporting person. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.

(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.

CUSIP No. G6429X 100

1	Names of reporting persons Dr. Henry Yu Lin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 0(1)
9	Aggregate amount beneficially owned by each reporting person 0(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0(1)
12	Type of reporting person IN

(1)	As of December 31, 2015, Dr. Henry Yu Lin has resigned from the position of the sole director of RPL Holdings Limited, the record owner of 50,352,941 Class B common shares of the Issuer.

ITEM 1(a).	NAME OF ISSUER:

NQ Mobile Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING:

(i) RPL Holdings Limited

(ii) Dr. Henry Yu Lin

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

RPL Holdings Limited

Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortolia, British Virgin Islands

Dr. Henry Yu Lin

c/o NQ Mobile Inc.

NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i) RPL Holdings Limited—British Virgin Islands

(ii) Dr. Henry Yu Lin—People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common shares. Each Class B common share held by each reporting person is convertible into one Class A common share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

G6429X 100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the common shares of the Issuer by the reporting persons is provided as of December 31, 2015. The table below is prepared based on the Issuer having a total of 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.

CUSIP No. G6429X 100

Reporting Person: RPL Holdings Limited	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	50,352,941(1)	50,352,941(1)	50,352,941(1)	—
(b) Percent of class:	10.6%(2)	100%	10.6%(2)	54.3%(3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0	0	—
(ii) Shared power to vote or to direct the vote	50,352,941(1)	50,352,941(1)	50,352,941(1)	—
(iii) Sole power to dispose or to direct the disposition of	0	0	0	—
(iv) Shared power to dispose or to direct the disposition of	50,352,941(1)	50,352,941(1)	50,352,941(1)	—

Notes:

RPL Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 50,352,941 Class B common shares of the Issuer.

(1)	Represents 50,352,941 Class B common shares held by the reporting person that are convertible into 50,352,941 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all Class B common shares (which are convertible into Class A common shares) held by the reporting person shall be deemed to be converted for the purpose of (i) determining the aggregate amount of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2)	To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 423,395,242, being the number of Class A common shares outstanding as of December 31, 2015 and (ii) 50,352,971, being the number of the Issuer’s total Class B common shares outstanding as of December 31, 2015 that are convertible into the same number of Class A common shares.

(3)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B common shares. Each holder of the Issuer’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Issuer’s Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

Reporting Person: Dr. Henry Yu Lin	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	0	0	0	—
(b) Percent of class:	0%	0%	0%	0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0	0	—
(ii) Shared power to vote or to direct the vote	0	0	0	—
(iii) Sole power to dispose or to direct the disposition of	0	0	0	—
(iv) Shared power to dispose or to direct the disposition of	0	0	0	—

Notes:

RPL Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 50,352,941 Class B common shares of the Issuer. Dr. Henry Yu Lin was the sole director of the Record Holder. Dr. Lin has resigned from his position of the sole director of RPL Holdings Limited as of December 31, 2015. Therefore, Dr. Lin would no longer be deemed to be members of a group with RPL Holdings Limited as defined in Rule 13d-5(b) under the Act, or deemed to beneficially own all of the common shares of the Issuer beneficially owned by RPL Holdings Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

RPL Holdings Limited

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Director

Henry Yu Lin

/s/ Henry Yu Lin
Henry Yu Lin

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement